Writer’s direct phone (312) 460-5962 Writer’s e-mail mblount@seyfarth.com
131 South Dearborn Street Suite 2400 Chicago, Illinois 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com

December 19, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Attn: Julia E. Griffith
     Special Counsel
     Office of Mergers and Acquisitions

Re:	India Globalization Capital, Inc.
Schedule TO-1
File No. 5-81669
Filed November 24, 2008

Dear Ms. Griffith

     This letter is intended to respond to the comments set forth in your letter dated December 15, 2008 (the “Comment Letter”) with respect to the Schedule TO-1 (“Schedule TO”) filed by India Globalization Capital, Inc. (the “Company”) on November 24, 2008 with respect to a tender offer relating to the Company’s outstanding warrants (the “Tender Offer”). The Company has filed an amended Schedule TO-1 and Supplement to the related Offer Letter (the “Offer Letter”) incorporating the changes referenced herein into the amended Schedule TO-1 and Supplement. As you requested we are disseminating the Supplement to the company’s warrant holders. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Schedule TO

1. The Company does not believe that the accounting treatment of the Tender Offer is material and accordingly is not amending Item 4 to the Schedule TO-1.

The Offer
Rescission Rights, Page 11

Securities and Exchange Commission
Attn: Julia E. Griffith
December 19, 2008
Page 2

2. We will supplement the Offer Letter to provide that any securities that the Company has not accepted for tender by the fortieth business day after the commencement of the Tender Offer may be withdrawn:

Financial Information Regarding the Company, Page 15

3. We will supplement the Offer Letter to provide the financial information required by Item 1010 of Regulation M-A. As discussed, in light of the inclusion of the financial information, we will extend the offering period of the Tender Offer so that it concludes on the 10th business day following transmittal of the supplement.

Federal Income Tax Consequences, Page 16

4. We will revise the first sentence of this section to delete the word “certain”. The Company believes that that section addresses all material tax consequences and accordingly no further discussion is required.

Additional Information, Miscellaneous, Page 22

5. In response to your verbal comments during our telephone discussion on December 16, 2008, we will replace the second paragraph of Section 13 on page 22 of the Offer Letter with the following:

“We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer, or the acceptance of Warrants tendered pursuant to the Offer, is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law and, to the extent necessary, to extend the time period that Holders in such jurisdiction have to respond to the Offer. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made in that jurisdiction. Notwithstanding that the Offer will not be made in that jurisdiction, the Company understands that it has an obligation to make the Offer to all Holders.”

Closing

     The Company acknowledges that:

     (a) the Company is responsible for the adequacy of the disclosure in the filings;

     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
Attn: Julia E. Griffith
December 19, 2008
Page 3

      (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company appreciates the staff’s comments with respect to the Tender Offer. If you have any questions with respect to this letter, please contact the undersigned at (312) 460-5962.

Very truly yours, SEYFARTH SHAW LLP /s/ Michael Blount Michael E. Blount
cc:	Ram Mukunda Nicholas Panos